Exhibit (d)(3)(ii)

March 20, 2025

Marie Picard

Voya Investment Management Co. LLC

230 Park Avenue

New York, NY 10169

Dear Ms. Picard:

This letter is to inform you that on March 13, 2025, the Board of Trustees (the “Board”) of Voya Variable Portfolios, Inc. (“VVPI”) approved the termination of the Sub-Advisory Agreement, dated November 18, 2014, between Voya Investments, LLC (“VIL”) and Voya Investment Management Co. LLC (“VIM”) (the “Agreement”), solely with respect to Voya Emerging Markets Index Portfolio (the “Portfolio”), a series of VVPI.

Pursuant to Section 16 of the Agreement, it may be terminated with respect to the Portfolio at any time, without penalty, by the Board upon 60 days’ written notice to VIL and VIM. Therefore, the Agreement will terminate in accordance with Section 16 of the Agreement, effective at the close of business on June 13, 2025. In the interim, we may be in contact to facilitate a smooth transition, and we look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Fund.

Respectfully,

/s/ Todd Modic______

Todd Modic

Senior Vice President

Voya Mutual Funds